

September 1, 2010

<u>Via U.S. Mail and Facsimile 904.301.4243</u>

William S. McCalmont
Chief Financial Officer
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, FL 32202

  Re: The St. Joe Company
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed February 23, 2010
     Schedule 14A
     Filed March 29, 2010
     File No. 1-10466

   We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin Woody
       Accounting Branch Chief